UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42915

Alps Group Inc

(Registrant’s Name)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Board Member

The board of directors (“Board”) of Alps Group Inc ( “Company”) announces that Mr. Hee H. Lee (“Mr. Lee”) has been appointed as a director of the Company, effective April 17, 2026. In connection with the appointment, the number of members of the Board will increase from five (5) to six (6). Mr. Lee is independent pursuant to applicable Nasdaq rules.

Mr. Lee has over 30 years of experience in the financial services sector. He served as a Partner at Ernst & Young LLP from July 2013 to June 30, 2025, during which period he established and led the Americas Financial Accounting Advisory Services practice. In addition, he served as an advisor to the International Swaps and Derivatives Association for more than 20 years.

Mr. Lee holds a Master of Accountancy and Financial Information Systems from Cleveland State University and a Bachelor of Business Administration from the University of Louisiana at Lafayette. He is a Certified Public Accountant licensed in the State of New York.

The Board believes Mr. Lee will bring abroad extensive and relevant professional experience to the Company. Mr. Lee is expected to serve as a member of both the Audit Committee and the Compensation Committee of the Board.

The Company issued a press release on April 17, 2026 announcing the appointment of the director, and is furnished as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1*	Press Release dated April 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Group Inc

Date: April 17, 2026	By:	/s/ Dr. Tham Seng Kong
	Name:	Dr. Tham Seng Kong
	Title:	Chief Executive Officer and Director